Valuation Methodology

BROADVIEW

CONFIDENTIAL

Liquidation Value Represents A Significant
Premium To The Current Share Price

($ Thousands Except Per Share Data)
			Period Ending	Total Factored
	Assumption	Liquidation Item	9/30/02	into Liquidation

Receive	100%	Cash and Cash Equivalents	5,994	5,994
	100%	Short-term investments	77,059	77,059
	100%	Long-term investments	52,665	52,665

		Total Cash		135,718

	100%	Income tax receivable	37	37
	80%	Accounts Receivable	446	357

	10%	Fixed assets[1]	3,178	318
	0%	Prepaid expenses and other current
		assets	1,729	—
	0%	Other assets	935	—
		Gross cash from liquidation		136,430

Pay	100%	Cash burn to close [2]	5,000	5,000
	100%	Employee severance [2]	3,000	3,000
	100%	Lease close out and other shut down costs less lease	10,000	10,000
		recovery[2]
	100%	Professional Fees[3]	2,000	2,000
	100%	Accrued restructuring - current	1,180	1,180
	100%	Accrued restructuring - less current	4,064	4,064
	100%	Accounts payable	60	60
	100%	Accrued liabilities	1,975	1,975
	100%	Deferred revenues	410	410
		Total cash consumed in liquidation		27,689

		Total cash remaining to be distributed to shareholders		108,741

		Fully diluted shares outstanding (treasury method)		32,313
		Gross cash per share		$4.22
		Liabilities per share		$0.86
		Total liquidation per share		$3.37
		Share price as of 11/12/02		$2.39
		Implied Premium		41%

BROADVIEW	[1] Fixed assets are comprised of furniture, fixtures and equipment.
[2] Estimate provided by Capitals’ management.
[3] Includes investment banking and legal fees.